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Exhibit 99.1

        [DRAXIS LOGO]

For Immediate Release
January 29, 2003

DRAXIS Manufacturing Site Approved by UK Regulator

        MCA approval is a key milestone for transfer of GlaxoSmithKline products

MISSISSAUGA, ONTARIO, January 29, 2003—DRAXIS Pharma Inc. (DPI), pharmaceutical manufacturing subsidiary of DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX), has received approval from the U.K. Medicines Control Agency (MCA) to manufacture several products destined for the U.K. and major European markets. The authorization includes products being transferred to DPI under the previously announced outsourcing contract between DPI and GlaxoSmithKline (GSK).

In December 2001 DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies. The products being transferred to DPI are all established, sterile products currently marketed by GSK in multiple international markets. In early 2002 an additional product, a prescription sterile injectible for the U.S. market, was added to the supply agreement.

The DPI facility in Montreal was accepted by the U.S. Food and Drug Administration (FDA) as the new manufacturing site for the U.S. injectible product in mid-2002. DPI began to benefit from the commencement of commercial production of the prescription product and from revenues related to product transfer activities during the year. Production of the other GSK products is now expected to ramp up gradually over the next 12 to 18 months.

"Achieving compliance with the stringent U.K. regulatory standards is a critical element in the transfer of these multiple GSK products to DPI," said Dr. Martin Barkin, President and CEO of DRAXIS Health Inc. "Acceptance by the MCA, together with recent FDA and other regulatory approvals, significantly enhance our ability to pursue further manufacturing opportunities to increase the capacity utilization of our Montreal operations."

DRAXIS Pharma now has the capability to offer its customers comprehensive regulatory-compliant pharmaceutical contract manufacturing services for a wide range of products that meet the most demanding international regulatory standards, including those of the FDA and the MCA.

About DRAXIS Pharma Inc.

DRAXIS Pharma Inc. is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIS, as well as broad range of other pharmaceutical clients.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:		For United States:
Jerry Ormiston		Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.		The Investor Relations Group
Phone:	877-441-1984	Phone:	212-825-3210
Fax:	905-677-5494	Fax:	212-825-3229

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DRAXIS Manufacturing Site Approved by UK Regulator